Exhibit 23


       Consent of Independent Certified Public Accountants


The Board of Directors
Fingerhut Companies, Inc.:


We consent to incorporation by reference in the registration statement (No. 33-38988) on Form S-8 of Fingerhut Companies, Inc. and subsidiaries of our reports dated January 28, 1994, except as to the first paragraph of note 3 and the third paragraph of note 10 which are as of March 14, 1994, relating to the consolidated statements of financial position of Fingerhut Companies, Inc. as of December 31, 1993, and December 25, 1992 and the related consolidated statements of earnings, changes in stockholders' equity and cash flows and the related financial statement schedule for each of the years in the three-year period ended December 31, 1993, which reports appear in the December 31, 1993 annual report on Form 10-K of Fingerhut Companies, Inc.



                              KPMG Peat Marwick


Minneapolis, Minnesota
March 30, 1994


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